AB 3/1

UNITED S
SECURITIES AND EXCH
Washington, I

10027754

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 16 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CAPITALVALUE ADVISORS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 Inverness Drive West, Suite 110
(No. and Street)

Englewood (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Younger (303) 243-5601
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) ENGLEWOOD, CO (City) (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/17

OATH OR AFFIRMATION

I, Chris Younger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CapitalValue Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

APRIL WILKINSON NOTARY PUBLIC STATE OF COLORADO

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [ ] c. Statement of Income (Loss) – NO OPERATIONS TO DATE.
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [X] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITALVALUE ADVISORS, LLC
(A Development Stage Company)

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
CapitalValue Advisors, LLC
Englewood, Colorado

We have audited the accompanying statement of financial condition of CapitalValue Advisors, LLC (the "Company") (a development stage company) as of December 31, 2009, and the related statements of changes in members' equity and cash flows for the year then ended and for the period from November 4, 2008 (Inception), to December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapitalValue Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended and for the period from November 4, 2008 (Inception), to December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 25, 2010
Denver, Colorado

CAPITALVALUE ADVISORS, LLC
(A Development Stage Company)

Statement of Financial Condition
December 31, 2009

Assets

Assets	
Cash	$ 15,000
Total assets	$ 15,000

Liabilities and Members' Equity

Liabilities	$ -
Members' equity	15,000
Total liabilities and members' equity	$ 15,000

See notes to financial statements.

CAPITALVALUE ADVISORS, LLC
(A Development Stage Company)

Statement of Changes in Members' Equity
For the Period from November 4, 2008 (Inception) to December 31, 2009

Balance - November 4, 2008 (Inception)	$	-
Member contributions		15,000
Net income		-
Balance - December 31, 2008		15,000
Member contributions		5,000
Distributions to members		(5,000)
Net income		-
Balance - December 31, 2009	$	15,000

See notes to financial statements.

CAPITALVALUE ADVISORS, LLC
(A Development Stage Company)

Statement of Cash Flows

	Year Ended December 31, 2009	For the Period from November 4, 2008 (Inception) to December 31, 2009
Cash flows from operating activities - NONE	$ -	$ -
Cash flows from investing activities - NONE	-	-
Cash flows from financing activities		
Proceeds from member contributions	5,000	20,000
Distributions to members	(5,000)	(5,000)
Net cash provided by financing activities	-	15,000
Net increase in cash	-	15,000
Cash - beginning of year	15,000	-
Cash - end of year	$ 15,000	$ 15,000

See notes to financial statements.

CAPITALVALUE ADVISORS, LLC
(A Development Stage Company)

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

CapitalValue Advisors, LLC (the "Company") was formed in November 2008, as a Colorado limited liability company and began operations in January 2010. The Company, headquartered in Englewood, Colorado, is a licensed broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in offering private equity investments, debt financing and other similarly structured investments to corporate investors and/or private equity firms. The Company also acts as an advisor to companies involved in merger and acquisition transactions. The Company is not engaged in any underwriting activities.

As of December 31, 2009, the Company had not commenced operations and is considered a development stage company. During January 2010, Capital Value M&A, LLC ("CVM&A"), an entity affiliated by common ownership, assigned certain contracts and agreements to the Company whereby the Company began operating under its planned business operations as described above.

The Company is exempt from Rule 15c3-3 under subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through January 25, 2010, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital, as defined, of $15,000, which was $10,000 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness was 0% of net capital at December 31, 2009.

ACCOMPANYING INFORMATION

CAPITALVALUE ADVISORS, LLC
(A Development Stage Company)

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Total members' equity	$	15,000
Additions/deductions		-
Net capital	$	15,000
Total aggregate indebtedness	$	-
Net capital	$	15,000
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	10,000
Aggregate indebtedness to net capital		- %

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form 17a-5 as of December 31, 2009 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Members
CapitalValue Advisors, LLC
Englewood, Colorado

In planning and performing our audit of the financial statements of CapitalValue Advisors, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors and Members
CapitalValue Advisors, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 25, 2010
Denver, Colorado

CAPITALVALUE ADVISORS, LLC
(A Development Stage Company)

Financial Statements
and
Independent Auditors' Report
December 31, 2009

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS